

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Via U.S. Mail

Joseph Curtin
President and Chief Executive Officer
TMS International Corp.
12 Monongahela Avenue
P.O. Box 2000
Glassport, PA 15045

>   **Re: TMS International Corp.**
>   **Amendment No.1 to Registration Statement on Form S-1**
>   **Amended February 17, 2011**
>   **File No.: 333-166807**

Dear Mr. Curtin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Share Recapitalization, page 39

1. When the terms of the share recapitalization are finalized, consider the need for a pro forma balance sheet (excluding effects of offering proceeds) presented alongside the historical balance sheet giving effect to the change in capitalization.

Legal Opinion

2. Please file an updated legal opinion with your next amendment.

       You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

           Sincerely,

           Pamela A. Long
           Assistant Director

cc: Derek Stoldt, Esq.
       Kaye ScholerLLP
       via facsimile at (212) 836-8689